

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 29, 2008

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

>   **RE: Leucadia National Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement**
>   **Filed April 16, 2008**
>   **File No. 1-05721**

Dear Mr. Cumming:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note that your website, your annual reports, or press releases refer to or use the terms measured, indicated, and/or inferred, resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

     Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

   Please indicate the location of this disclaimer in your response.

Business, page 2

Competition, page 9

2. We note your disclosure related to a 115% price increase for the raw material polypropylene since 2002. In view of this apparent trend, and if material to understanding the operation of this segment, in future filings please consider expanding your disclosure to discuss the sources and the availability of polypropylene, including any material sourcing arrangements, all in accordance with Item 101(c)(1)(iii) of Regulation S-K.

Other Investments, page 18

Fortescue, page 18

3. We note your disclosure of proven and probable reserves for the Cloud break and Christmas properties and an inferred resources estimate for the Solomon property. In your future filings, please disclose the ore quality information or grade associated with your reserve disclosures. Iron ore quality or grade information commonly includes the weight percentages of iron, phosphorus, silica, and alumina.

4. You also use the terms such as measured, indicated, and/or inferred mineral resources, in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose this type of quantity estimate for non-reserve "mineralized material" to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold, pounds of copper, or tons of iron.

5. You reference a benchmark price for iron ore mined in the Pilbara region of Western Australia. In future filings, please disclose a five year history of this benchmark price in your filing as a chart or table.

CLC, page 20

6. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. In future filings, please report the proven and probable reserves separately.

7. As footnotes or as part of your reserve tables, in future filings please disclose the following:

   - The reserve incorporates losses for mine dilution and mining recovery;
   - Reserve cutoff grade;
   - The metallurgical recovery factor for each mine;
   - All prices and currency conversion factors used to estimate your reserves;
   - Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

8. Proven and probable reserves are also disclosed for your Las Cruces property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps;
- Description of your sampling and assaying procedures;
- Drill-hole maps showing drill intercepts;
- Representative geologic cross-sections and drill logs;
- Description and examples of your cut-off calculation procedures;
- Cutoff grades used for each category of your reserves and resources;
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves;
- A detailed description of your procedures for estimating reserves;
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses;
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4.

Note 3 – Acquisitions, pageF-13

9. In connection with the acquisition of Telco the remaining 25% of Telco assets were contributed to STi Prepaid by the former owners in exchange for a 25% interest in STi Prepaid. Please tell us and disclose in future filings the fair value of the 25% interest received by the former owners. Citing relevant accounting literature, please tell us how you accounted for this transaction.   Please also address the need for Rule 3-05 financial statements.

Note 16, page F-31

10. We note the substantial reduction of your deferred tax valuation allowance. Paragraphs 23-25 of SFAS 109 provide guidance in forming a conclusion whether a valuation allowance is not needed. We also noted the following trends:

- Revenues for your Idaho timber segment have declined each of the 3 years ended December 31, 2007. We note from your disclosure on page 39 that for 2007 you had a decline in full year shipment volumes by 3.5% and average selling prices of almost 12% as compared to 2006. Idaho Timber expects that the abundance of existing homes available for sale in the market will continue to negatively impact housing starts and Idaho Timber's revenues during 2008.
- Your property management and services, gaming entertainment, domestic real estate, medical product development and other operations segments, along with Corporate, reported operating losses from continuing operations before income taxes for the year ended December 31, 2007. In reading your results of operations for these segments in MD&A we didn't note disclosure of positive trends that would suggest results from operations for 2008 will be materially better than 2007.
- Cash flows from operating activities have materially declined each of the 3 years ended December 31, 2007. Furthermore, as of December 31, 2007 you had negative cash flows from operating activities of $18.4 million.

In light of the above please provide to us, in detail, the positive factors that support your conclusion to reverse a portion of your deferred tax valuation. Your response should also address how the above negative factors were overcome in making your decision. Explain how these positive factors did not cause a reversal in prior periods.

Note 18 Commitment and Contingencies, page F-40

11. We note that you do not consider it "probable or remote" that the court will find in favor of the Premier noteholders with respect to the additional damages escrow. The same language is used on page 13. Please clarify for us and revise in future filings. Not probable, or remote, implies that the contingency is not remote and therefore may be reasonably possible. If so, please clarify.

Note 22 Segment Information, page F-42

12. Help us better understand your segment reporting by providing us with the following:

- Identify each of your operating segments for each year presented;
- Explain and support any aggregation of those segments;
- Provide us with more detailed tables showing the revenue, income/losses and assets of Other operations and Corporate, for each year presented;
- For each of your operations, including investments in associated companies provide us with your analysis concerning the quantitative thresholds described in paragraphs 18-24 of SFAS 131. If you believe that

> the thresholds do not apply because any entity is not an operating segment, please explain.

Definitive Proxy Statement on Schedule 14A filed on April 16, 2008

General

13. We note that as of December 31, 2007, you had two share based plans: a fixed stock option plan and a senior executive warrant plan. Please tell us where you have included the equity compensation plan information that is required by Item 201(d) of Regulation S-K and confirm that you will include this information in your future filings, or tell us why you are not required to include this information.

Executive Compensation, page 14

Short Term Incentives – Annual Bonus Compensation, page 16

14. We note your disclosures in this section and in the last three paragraphs of the Compensation of Messrs. Cumming and Steinberg discussion on page 18. In future filings, please disclose the factors taken in consideration by the compensation committee in determining the actual amount of the bonus and the additional bonus amount granted to Messrs. Cumming and Steinberg in excess of the bonus. Your discussion should provide a more comprehensive analysis of the substance of these compensation decisions. Further, please disclose the compensation committee's frequency in exercising its discretion powers.

Long Term Incentives – Warrants, page 16

15. In future filings please disclose how the compensation committee determines the number of warrants to be granted to each of Messrs. Cumming and Steinberg and the frequency of these grants.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions concerning comments about mineral reserves and/or mining operations and Era Anagnosti at (202) 551-3369 with any other questions.
.

Sincerely,

Terence O'Brien
Accounting Branch Chief